UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2008	Commission File Number: 0-30600

The Westaim Corporation
(Exact name of registrant as specified in its charter)
144 – 4th Avenue, S.W., Suite 1010
Calgary, Alberta T2P 3N4
Canada
(780) 469-8211
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1.   Important Event issued by The Westaim Corporation on October 20, 2008:
The Westaim Corporation to Deregister in the United States
SIGNIFICANT EVENT
On October 20, 2008, The Westaim Corporation (the “Company”) announced its intention to seek deregistration and termination of its reporting obligations under Sections 12(g) and 15(d) of the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”). In connection with that deregistration and termination, the Company anticipates filing a Form 15F with the SEC on or about October 20, 2008. Upon the filing of Form 15F, the Company’s Section 12(g) and 15(d) reporting obligations under the Exchange Act will be suspended immediately. These reporting obligations will be finally terminated after a 90-day waiting period provided that the SEC does not raise objections.
The significant event herein being informed will have no effect over the Company’s Common Stock or over its other shareholders. Additionally, as a result of the termination of its reporting obligations with the SEC the Company does not foresee any material financial effect over its assets, liabilities and results.

Exhibits
99.1          Press Release, dated October 20, 2008

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:  October 21, 2008

The Westaim Corporation
By:	/ s/ G.A. (Drew) Fitch
	Name:	G.A. (Drew) Fitch
	Title:	President and Chief Executive Officer and Chief Financial Officer

EXHIBIT INDEX

Exhibit
No.	Description
99.1.	Press Release, dated October 20, 2008.